Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO THE SHAREHOLDERS

Payment of Earnings - Monthly Dividend

ITAÚ UNIBANCO HOLDING S.A. announces to its shareholders that the monthly dividend payment for June 2016 in the amount of R$ 0.015 per share, shall be paid out on July 1, 2016, without retention of withholding tax at source, based on the record date of May 31, 2016.

Pursuant to our Stockholder Remuneration Policy (Dividends and Interest on Capital), available from the Investor Relations site, the monthly payment is made in anticipation of the amount to be distributed following the finalization of the annual Balance Sheet.

São Paulo (SP), May 23, 2016.

MARCELO KOPEL

Investor Relations Officer